Exhibit 99.1

Canopy Growth Introduces First & Free - A Line of Branded Hemp-Derived CBD Products to the U.S. Market

Canopy Growth's first line of CBD products are available for purchase through e-commerce platform available at www.firstandfree.com

DENVER, Dec. 12, 2019 /CNW/ - Canopy Growth Corporation, USA, LLC (TSX: WEED) (NYSE: CGC) ("Canopy Growth" or the "Company") today announced the launch of First & Free – a hemp-derived CBD product line offered in a variety of formats, including softgels, oil drops and creams. The products will be available for purchase on the company's first e-commerce site: www.firstandfree.com.

Perfected through state-of-the-art technology and rigorous testing, First & Free products are created by extracting and isolating derivatives from the hemp plant to produce pure and consistent CBD formulations that are packaged in easy-to-use formats.

"First & Free marks a new way for US consumers to purchase quality CBD products from a trusted source," said Rade Kovacevic, President, Canopy Growth. "Through state-of-the art extraction methods, strict quality control measures, and scientific research, we are delivering a best-in-class product to the market."

At launch, the First & Free brand will offer the following hemp-derived CBD products:

  First & Free Oil Drops
    Unflavored 25 mg per mL (750 mg per 30 mL bottle)
    Peppermint flavor 25 mg per mL (750 mg per 30 mL bottle)
  First & Free Softgels
    250 mg CBD carton (10 softgels)
    750 mg CBD  bottle (30 softgels)
    1500 mg CBD bottle (30 softgels)
  First & Free Creams*
    2500 mg Everyday Cream (CBD Only)
    2500 mg Motion Cream (CBD + Arnica)
    2500 mg Revitalize Cream (CBD + Capsaicin)

Canopy Growth is committed to selling only high-quality, tested and reliable products, and ensuring it makes no claims unless clinically validated. This means selling First & Free products only in states where permissible under state law in order to ensure compliance with state consumer protection mandates and following the most stringent state laws regarding sale of CBD. The Company is also abiding by existing FDA regulations for manufacturing, labeling and marketing dietary supplements.

For more information, please visit https://www.firstandfree.com/

Here's to Future (United States made, First & Free CBD) Growth.

* Creams coming soon

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to future product format offerings. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to establish and maintain CBD product availability in the US, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

First & Free CBD Softgels (CNW Group/Canopy Growth Corporation)

First & Free CBD Oil (CNW Group/Canopy Growth Corporation)

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SOURCE Canopy Growth Corporation

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%CIK: 0001737927

For further information: Media Contact: Caitlin O'Hara, Corporate Communications Manager, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Contact: Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 07:00e 12-DEC-19